ZOLTEK

2001 Annual Report


Industry Volume
Millions of Pounds/Year
70
60
50
40
30
20
10
0
$20
$10
$8
$6.50
$5
Dollars Per Pound
Carbon Fiber Price
1985
Goods
1988
Zoltek
Enters Market
1990
Limited
Industrial Use
1994
Zoltek Introduces
Low-Cost Fibers
1996
1998
2000
2002
2004
Rapidly Expanding Into New Uses

The Evolving Future of Carbon Fibers

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	September 30, 2001	September 30, 2000
STATEMENT OF OPERATIONS DATA		
Total Sales	$ 76,478	$ 78,204
Carbon Fibers	$ 25,960	$ 27,523
Composite Intermediates	$ 11,309	$ 10,988
Specialty Products	$ 39,209	$ 39,784
Available Unused Capacity Costs	$ 6,803	$ 4,658
Application and Development Costs	$ 3,533	$ 2,479
Operating Loss From Continuing Operations	$ (20,528)	$ (5,396)
Net Loss	$ (31,571)	$ (8,685)
Diluted Loss Per Share	$ (1.91)	$ (0.47)
Weighted Average Shares Outstanding	16,515	18,360
BALANCE SHEET DATA		
Working Capital*	$ 24,391	$ 27,041
Property and Equipment	$ 79,157	$ 79,489
Total Assets	$ 121,492	$ 207,701
Total Debt	$ 24,109	$ 55,823
Total Shareholders' Equity	$ 79,596	$ 122,811
Equity Per Share	$ 4.82	$ 6.68

* Working capital does not include discontinued operations.

CONTENTS

In the immortal words of a recent U. S. President, I feel your pain. Our financial results for fiscal 2001 were very poor. That begs several questions. Is Zoltek pursuing the right vision and strategy? Is it a company that can change the larger world of building materials? Is it still a company with immense upside potential?



ZSOLT RUMY
Chairman, CEO and President of the Company

I am of the passionate belief that the answer to all of these questions is a resounding yes. This letter will explain my reasons for thinking so. I also want to be completely frank in stating that I do not regard our financial performance in 2001 as acceptable. If we are to realize our long-term potential, the first order of business must be to improve our short-term performance, and we are committed to doing that.

For a number of years now, we have talked about carbon fibers and carbon fiber composites as the next great building material of the future. Without a doubt, the commercialization of carbon fibers as a low-cost, high-performance building material has not come as rapidly as we had anticipated or hoped. But make no mistake: It is coming. Our vision of the future is no mirage. It has already begun to happen.

Please direct your attention to the chart on pages 4 and 5. This is an exact reproduction of the graph that we first displayed in our 1994 annual report, which had as its theme, "Seeing The Future First." With the two-page graph, we boldly estimated future expansion of the carbon fiber market and related that to predicted changes in the price of the material. The predictions made seven years ago come very close to the mark in today's market.

Back in 1994, when annual consumption of carbon fibers was just 20 million pounds per year, we predicted the volume would rise to 45 million pounds in 2001 and to 100 million by 2010. The actual usage for 2001 was roughly 40 million pounds. We also predicted that the price per pound in 2001 would be $5 for very large users and partners in large application developments. In fact, some customers have purchased carbon fibers at $5 per pound, though this has been partly as a result of competitors that have sold higher cost carbon fibers at below-cost prices in order to protect their positions in the market. Distressed price selling by such competitors has prevented Zoltek from fully capitalizing on the commercialization of carbon fibers to this point.

Slowly but surely, carbon fibers – one of the original space-age materials – are making their way into a wide array of price-sensitive, down-to-earth applications. That includes parking garage repairs, industrial rollers, modular concrete buildings, automotive fenders, and aircraft bins and floorboards, plus all kinds of sporting goods.

A COMING TRANSFORMATION

What has not yet happened is the kind of transformational change that marks every great advance in materials. Consider three transformational applications: the steel skyscraper, the aluminum can, and the fiberglass boat. Each became possible through the convergence of two events: first, the ability to mass produce a material with exceptional properties, and second, radical innovations in design and engineering geared to taking full advantage of these exceptional properties. We have not yet reached that stage with carbon fibers, but we are closer to it today than we were two or three years ago, and much, much closer than we were six or seven years ago.

There were limited quantities of carbon fibers available in the mid-1990s at price points as low as $16 a pound. Today, in large measure as a result of Zoltek's efforts, there are much greater quantities available at half that price or lower. Through technical progress in several areas – most particularly, the preparation of a low-cost precursor and new high-volume production methods – we now know how to mass produce carbon fibers, and are confident that we can, with increasing volumes, make further reductions in the cost and price of this material.

What about the other side of the transformation-producing equation – radical innovations in design and engineering geared to capitalizing on the special properties of the new material? Carbon fiber composites possess not just one but a combination of extraordinary properties. They are lighter than aluminum, yet stronger and more rigid than steel. They resist corrosion and fatigue, are highly conductive, and stand up to friction and temperature extremes that cause steel and other metals to melt. Where are the industries or companies that are prepared to fully capitalize on the potential benefits of this material – with new designs and building processes?

The automotive industry is a clear possibility. The world's automakers have come to the end of the road in extracting weight and adding to fuel economy through increased use of aluminum and thermoplastics. We are involved with major automakers and parts suppliers in the development of carbon fiber parts and components. One of our most notable projects in this area is our long-term development and supply agreement with BMW of Germany to support the design and development of an all-carbon fiber car, which will weigh 40% less than the lightest possible car of the same size made from aluminum. For a company of our size, we are making a considerable investment in this project. More to the point, however, BMW is making a much larger investment in all-new tooling and processes, because – from a production viewpoint – an all-carbon fiber car is as different from a metal and plastic car as the original aluminum cans were from the steel-and-tin cans that preceded them. Our partner in this project is now engaged in advanced crash tests of the first vehicles. BMW anticipates a production run of 10 cars a day, or several thousand units a year, by 2004 or 2005. From there production runs could jump to 10,000 or 30,000 units a year, and, ultimately, to a million unit model. With 300 pounds of carbon fibers per unit, this one application could easily dwarf all existing applications for carbon fibers.

The oil-field services industry is also investing considerable sums of money in testing and development of carbon fiber-based products. The reason for this investment could not be any clearer or more compelling: Carbon is the key to unlocking vast deposits of oil at ocean depths of two to five miles. Steel pipe and platforms are severely limited at two miles, and they are incapable of raising oil at depths of more than two and a half miles. In a partnership with eight major oil and oil-field service companies and the U.S. Department of Energy, we are in the third year of a three-year project aimed at validating and qualifying oil drill pipe made of carbon fiber composites. Zoltek is supplying the carbon fibers and related materials technology. There will be a series of demonstration tests of the new pipe in 2002. This single application could use all of our existing capacity and a great deal more for many years to come.

The construction of large compressed natural gas (CNG) tanks with filament-wound carbon fibers represents a third new application of great potential. Zoltek is furnishing its carbon fibers and filament-winding expertise to a promising project involving one of the world's giant industrial companies.

In 2001, we invested \$3.6 million in application development projects and, including capital spending, we invested close to \$5.0 million. That is equal to about 18% of our revenues from the sale of carbon fibers. Our plan is to sustain this approximate level of expenditure in our long-term future. In making this investment, we do not anticipate and we are not counting upon dramatic early returns from any one of several potential breakthrough applications.

CONTROLLING OUR DESTINY

In the past, we tried to speed up market development through downstream acquisitions. Having gone through the painful experience of acquiring, and then divesting, two companies – which resulted in substantial losses in 2000 and again in 2001 – we have learned one lesson very well. That is, to be a little more patient; to recognize that we do not have the size or the financial resources to do it all on our own.

Nor do we need to. Time is on our side. Though the first large new applications for carbon fibers have yet to emerge, we are already in the early stages of commercialization, as the chart on pages 4 and 5 indicates. There is a certain inevitability to large-scale shifts in the world of materials. For instance, it took a number of years for the aluminum can to replace steel-and-tin cans in the beverage industry. But the can makers and the steel industry could hold out for only so long against the inherent advantages of aluminum. Now there are a wide array of exciting carbon fiber projects in the works that may be safely described as transformational in character. We are well represented in these projects, and we have as partners some of the biggest and most heavily capitalized companies in the world.

To control our own destiny, there is but one requirement. We must run a healthy and self-sustaining business. That is one of our primary objectives for 2002. We are determined to operate the business on a cash-flow neutral basis, including our continued investment in application development and in the maintenance of available capacity for future growth. To that end, we have taken a series of actions aimed at reducing expenses while boosting near-term revenues. In 2001 or early in fiscal 2002, we concentrated production in certain plants, initiated tightened operating budgets across the company, and reduced the workforce in both the United States and Hungary.

Zoltek is a development company with a difference. The difference between us and bio-techs or other companies that are heavily invested in a vision of the long-term future is that we also have a stable, underlying, growing business that is a continuing source of income and cash. Our carbon fibers, for instance, are well established as the material of choice in the braking systems of most modern airliners and military aircraft. We are the No. 1 player in this application, which is growing about 15% to 25% per year. In addition, Zoltek serves customers in a number of other existing markets for carbon fibers, such as conductive plastics and sporting goods. We have also identified a growing market for our Pyron® oxidized fiber as a fire retardant and insulating material in consumer and automotive applications. We will be redoubling our efforts in 2002 to capture new sales in this and other areas.

INTO THE FUTURE

In other company publications and on our web site (www.zoltek.com), we have set out in considerable detail the specific challenges we face and our strategy and action in each of ten broad application categories (friction products, sporting goods, plastics, automotive, transportation, infrastructure, construction, industrial, oilfield/marine and alternative energy). To take one example, we face a major challenge in penetrating the construction market because carbon fibers have not been part of the traditional material mix in this conservative and highly regulated field, which is governed by strict and highly localized building codes. We are therefore making major pushes on the two flanks of this gigantic market – in industrialized (prefabricated) construction and in the repair of existing structures. Published material with more detailed information on this and other broad application areas is available from us upon request.

Once again, I would like to thank you, the shareholders of Zoltek Companies, Inc., for your continued support and enthusiasm. Many of you, I know, have held on to the stock through the past three years of falling prices. That must mean that you share the same vision of the future that continues to motivate and inspire our company.

Over the next couple of years, we are committed to generating cash from operations to finance needed investments. But we will continue to invest in the future. We have the right underlying strategy. This is a company that is destined to change the larger world of building materials.

Zsolt Rumy

December 30, 2001

A great material that almost no one could afford.

That describes the state of play in the carbon fiber industry back in 1994. The industry as it then stood was narrowly focused on highly specialized applications in the field of aerospace, and the aerospace industry was just beginning to emerge from a deep recession caused by the end the Cold War and a world economic downturn. No one was predicting that the carbon fiber industry was on the verge of extraordinary growth and change.

No one, that is, except for this company.

We made "Seeing The Future First" the theme of our 1994 annual report – putting those words on the cover and again across the top of a two-page chart that is reproduced here. This is not to say that we were the first to ever think about the wonderful uses to which carbon fibers might be put in commercial applications. There had been a great deal of fanciful speculation about that going back to the 1970's. But Zoltek was absolutely the first company to plan and work toward a future built around the commercialization of carbon fibers and carbon fiber composites.

In the watershed year of 1994, we completed installation of an innovative new line for manufacturing a new class of low-cost carbon fibers. This line was the first to produce high-strength carbon fibers from textile-type acrylic fibers. Since then, we have opened a whole series of similar lines in our facilities in Texas and Hungary.

At the same time, we began to communicate our view of the future to many others outside the aerospace industry. We predicted that, as the cost and price of this material declined and as new high-volume production methods were perfected, new applications would emerge and the annual consumption and production of carbon fibers would take off. We produced this graph illustrating our vision of the future.

The annual consumption of carbon fibers was just 20 million pounds per year in 1994. We predicted it would rise to 45 million pounds in 2001 and to 100 million by 2010. Actual usage for 2001 was roughly 40 million pounds – not right on the mark, but pretty close. We also predicted that the price per pound would be as low as $5 in 2001 for very large users and partners in application developments. Some customers have purchased carbon fibers at $5 per pound, though this has been partly as a result of competitors that have sold higher cost carbon fibers at below-cost prices in order to


$150
1970
Initial Commercialization
1975
Use in Aerospace Expanding
1980

protect their positions in the market. Distressed price selling by such competitors has prevented Zoltek from fully capitalizing on the commercialization of carbon fibers to this point.

We would not claim that the future has unfolded quite as rapidly as we had anticipated and hoped. But it is, indeed, unfolding in the basic ways in which we predicted when we first spoke boldly about "Seeing The Future First."

Carbon fibers are found today in a growing array of price-sensitive, down-to-earth applications. In addition to sporting goods and conductive plastics, these applications include industrial rollers, modular concrete buildings, and aircraft bins and floorboards. While the first true breakthrough applications have not yet happened, there are serious development programs underway that could produce such an application within the next few years.


Industry Volume
Millions of Pounds/Year
70
60
50
40


30
20
10
0
$20
$10
$8
$6.50
$5
Dollars Per Pound
Carbon Fiber Price
1988
Zoltek
Enters Market
1990
Limited
Industrial Use
1994
Zoltek Introduces
Low-Cost Fibers
1996
1998
2000
2002
2004
Rapidly Expanding Into New Uses

Selected Consolidated Financial Data (In Thousands, Except Per Share Data)

STATEMENT OF OPERATIONS DATA:

	Year Ended September 30,				
	2001	2000	1999	1998	1997
Net sales	$ 76,478	$ 78,204	$ 68,525	$ 83,390	$ 90,628
Cost of sales	74,333	64,520	53,375	58,805	64,214
Gross profit	2,145	13,684	15,150	24,585	26,414
Available unused capacity costs	6,803	4,658	3,953	-	-
Selling, general and administrative expenses (1)	15,870	14,422	14,525	12,958	13,172
Operating income (loss) from continuing operations	(20,528)	(5,396)	(3,328)	11,627	13,242
Other income (expense) and income taxes	(746)	1,392	540	494	820
Net income (loss) from continuing operations	(21,274)	(4,004)	(2,624)	9,595	12,828
Loss on discontinued operations, net of income taxes	(10,297)	(4,681)	-	-	-
Net income (loss)	$ (31,571)	$ (8,685)	$ (2,642)	$ 9,595	$ 12,828
Net income (loss) per share:					
Basic income (loss) per share:					
Continuing operations	$ (1.29)	$ (0.22)	$ (0.16)	$ .59	$ .79
Discontinued operations	(0.62)	(0.25)	-	-	-
Net income (loss)	$ (1.91)	$ (0.47)	$ (0.16)	$ .59	$ .79
Weighted average common shares outstanding	16,515	18,360	16,209	16,216	16,212
Diluted income (loss) per share:					
Continuing operations	$ (1.29)	$ (0.22)	$ (0.16)	$ .58	$ .78
Discontinued operations	$ (0.62)	$ (0.25)	-	-	-
Net income (loss)	$ (1.91)	$ (0.47)	$ (0.16)	$ .58	$ .78
Weighted average common and common equivalent shares outstanding	16,515	18,360	16,209	16,525	16,547

BALANCE SHEET DATA:

	September 30,				
	2001	2000	1999	1998	1997
Working capital (2)	$ 24,391	$ 27,041	$ 43,946	$ 53,058	$ 69,556
Total assets	121,492	207,701	136,756	147,209	139,962
Short-term debt	2,073	47,126	630	817	2,760
Long-term debt, less current maturities	22,036	8,697	5,423	5,898	4,295
Shareholders' equity	79,596	122,811	114,634	121,602	115,836

(1) Includes application and development costs of $3,533, $2,479 and $1,925 for fiscal years 2001, 2000 and 1999, respectively.

(2) Working capital at September 30, 2001 and 2000 does not include discontinued operations.

OVERVIEW

The Company's mission is to commercialize the use of carbon fibers as reinforcement in advanced composite materials. The Company believes it is the lowest cost producer of carbon fibers and its sales strategy is designed to attract significant new applications for carbon fiber reinforced composites in automotive, infrastructure, construction, marine and other industries. The Company believes introduction of carbon fibers to potential end users has been generally well received and the Company is participating in a number of ongoing development projects in these application categories.

As part of its strategy to establish availability of carbon fibers on a scale sufficient to provide growth of large scale applications, the Company completed a major carbon fiber production capacity expansion plan in fiscal 1999. The Company completed construction of seven continuous carbon fiber lines, each with an annual rated capacity of one million pounds, at its Abilene, Texas facility (five lines) and Zoltek Rt. facilities (two lines). In addition, the Company completed construction of a secondary processing building at its Abilene, Texas facility to perform intermediate and secondary carbon fiber processing operations, such as chopping, milling and specialty packaging, and completed construction and partial finish out of an additional building (288,000 square feet) designed to ultimately house up to 24 more continuous carbonization lines at its Abilene, Texas facility. During fiscal 2000, the Company also completed construction of an oxidization line at Zoltek Rt., with an annual rated capacity of two million pounds. The Company is supplying European markets with oxidized fiber used in friction and thermal applications from this line.

As the Company pursues its application and market development efforts, the Company has found the existing composite materials value chain relatively slow to change and undertook steps to accelerate the introduction and development of carbon fiber composites across a broad range of mass market applications. The Company is continuing to target emerging applications for low-cost, high-performance carbons in automobile manufacturing, alternate energy technologies, deep sea oil drilling applications, filament winding applications, buoyancy and fire resistant applications.

The Company acquired a series of downstream businesses during fiscal 2000, with the objective of accelerating the introduction and development of carbon fibers and carbon fiber composites in low-cost, high volume applications. The Company's strategy includes providing direct input into the composites value chain by supplying composite engineering and design technology, composite processing technology and the ability to create integrated product solutions utilizing composite materials.

In October 1999, Zoltek acquired Zoltek Materials Group, Inc. Zoltek Materials Group, located in San Diego, California, is a manufacturer of carbon fiber prepreg (pre-impregnated with resin) composite materials.

In November 1999, the Company acquired substantially all of the assets of Engineering Technology Corporation ("Entec Composite Machines"). Entec, located in Salt Lake City, Utah, designs and manufactures filament winding equipment used in the production of composite parts. Also in November 1999, the Company acquired Composite Machines Corporation ("CMC") and Ramal International, Inc. (parent company of CMC). CMC, located in Salt Lake City, Utah, designed and manufactured filament winding and pultrusion equipment used in the production of composite parts. CMC and Ramal have been integrated into the Entec operation.

Additionally, in November 1999, the Company acquired Structural Polymer (Holdings) Ltd. ("SP Systems"), which designs and manufactures composite materials used in large scale structures such as wind turbine blades and marine structures. While this acquisition was consistent with the Company's business strategy, the financial performance of this business was unsatisfactory. Therefore, in fiscal 2000, the Company formally adopted a plan to sell this subsidiary. In November 2000, the Company sold SP Systems and entered into agreements that provide for various continuing relationships, including a ten-year carbon fiber supply agreement.

In April 2000, the Company acquired a 45% preferred membership interest in Hardcore Composites Operations LLC ("Hardcore"). Hardcore designs and manufactures composite structures for the civil infrastructure market. In the fourth quarter of fiscal 2001, the Company formally adopted a plan to dispose of its interests in Hardcore. The Company expects that the disposition of Hardcore will be completed by the end of fiscal 2002.

The Company's consolidated financial statements for fiscal 2000 and 2001 account for Hardcore and SP Systems as discontinued operations. Unless otherwise indicated, the following discussion relates to the Company's continuing operations.

The Company's carbon fiber manufacturing capacity continues to be underutilized. Carbon fiber sales have been depressed by excess capacity across the industry, distressed pricing across most existing markets and weakening economic conditions globally. Carbon fiber sales for fiscal 2001 were $26.0 million compared to $27.5 million for fiscal 2000. The Company's strategy for near-term sales increases was to rely primarily on what had been two fast-growing commercial markets (conductive plastics used in electronic products and sporting goods). In fiscal 2001, the growth in these two markets slowed dramatically. In addition, sales of carbon fibers into commercial markets have been slower to develop than expected due to long lead times in product development for large-scale applications. For these reasons, the Company has temporarily idled the plant in Abilene, Texas. The excess capacity costs related to the carbon fiber business totaled $6.8 million in 2001. In fiscal 2002, these excess capacity costs are forecasted to be approximately $5.0-$5.5 million.

COMPARISON OF RESULTS FOR FISCAL YEARS ENDED SEPTEMBER 30, 2001 AND 2000

The Company's sales decreased 2.2% to $76.5 million in fiscal 2001 from $78.2 million in fiscal 2000. Carbon fiber sales decreased 5.4% to $26.0 million in fiscal 2001 from $27.5 million in fiscal 2000. During fiscal 2001, carbon fiber sales decreased due to excess carbon fiber capacity that resulted in distressed pricing across most existing markets and by weakening economic conditions globally. Sales of the composite intermediates business segment increased 3.0% to $11.3 million in fiscal 2001 from $11.0 million is fiscal 2000. The increase resulted from higher volume in the prepreg markets. Sales of acrylic and other products produced at Zoltek Rt. were comparable year over year ($39.2 million in fiscal 2001 compared to $39.8 million in fiscal 2000).

Gross profit decreased 84.3% to $2.1 million in fiscal 2001 from $13.7 million in fiscal 2000. An inventory value reduction of $8.6 million recorded in fiscal 2001, to reflect a lower of cost or market adjustment, was the primary component of the gross profit reduction. The inventory value reduction was established due to the intensified overcapacity occurring in the year, which caused distressed pricing across most existing markets for carbon fibers. Without the inventory reduction, gross profit would have been $10.7 million, a 21.5% reduction year over year. Gross margin from carbon fibers decreased to a negative $2.4 million in fiscal 2001 from a positive $6.7 million in fiscal 2000. The margin percentage on carbon fiber decreased to (9.2%) of sales in fiscal 2001 from 24.4% in fiscal 2000, primarily due to the inventory value reduction. Gross profit on carbon fibers before the inventory adjustment was $6.2 million, or 23.9%, a decrease of $0.5 million, or 7.5%, due primarily to competitive pricing pressures in the market. Gross profit on composite intermediates was negative $0.8 million in fiscal 2001 compared to a positive $0.2 million in fiscal 2000. These downstream businesses continue to actively participate in development projects that generate little margin at current volume levels; however, such projects are intended to develop new applications for carbon fibers to expand their commercial use. Gross profit from acrylic and other products sold by Zoltek Rt., was $5.2 million in fiscal 2001 compared to $6.8 million in fiscal 2000. Gross margin on acrylic fibers and other products decreased to 13.3% of sales for fiscal 2001 compared to 17.1% of sales for fiscal 2000 due primarily to increases in raw material costs that could not be passed on to customers.

During fiscal years 2001 and 2000, the Company was not operating its continuous carbonization lines at the Abilene, Texas facility at full capacity resulting in available unused capacity charges of approximately $6.8 million and $4.7 million, respectively. These costs include depreciation and other overhead charges. The Company believes it is necessary to maintain available capacity to encourage development of significant new large-scale applications and anticipates costs associated with the available capacity will continue into fiscal 2002. The Company does, however, anticipate increases in carbon fiber sales from both the U.S. and Hungarian locations in fiscal 2002.

Application and development costs were $3.5 million in fiscal 2001, compared to $2.5 million in fiscal 2000, representing a $1.0 million increase. This increase was due to increased costs related to the carbon fiber operations due to product and market development efforts for product trials, and for additional sales and product development personnel and travel. Targeted emerging applications include automobile manufacturing, alternate energy technologies, deep sea oil drilling, filament winding and buoyancy.

Selling, general, and administrative expenses increased $0.4 million, from $11.9 million in fiscal 2000 to $12.3 million in fiscal 2001, primarily due to salaries and other personnel related costs.

Interest expense was approximately $2.1 million for fiscal year 2001 compared to $1.3 million in fiscal 2000. The increase in interest expense resulted from borrowings related to the use of funds for working capital and capital expenditures. Interest income was $1.0 million for fiscal 2001 compared to $0.6 million in fiscal 2000. Interest income increased due to higher average balances invested, including notes from sale of business. During fiscal 2001, capital expenditures totaled $5.3 million.

During fiscal 2001, the Company reported an income tax benefit of $0.5 million compared to an income tax benefit of $2.3 million in fiscal 2000. The Company recorded a valuation allowance against the deferred income tax asset in fiscal 2001 that caused the Company to recognize a lower income tax benefit in fiscal 2001, even though the Company reported significantly greater pre-tax losses than in the prior year. The Company recognizes income taxes in both the United States and Hungary based on the income before income taxes. Included in the provision for income taxes are gross receipts taxes charged by the Hungarian local taxing authorities, which were $0.4 million in fiscal years 2001 and 2000, as well as the statutory income taxes. The statutory income tax rate for the Zoltek Rt. operation in Hungary is 9%.

The foregoing resulted in a net loss from continuing operations of $21.3 million for fiscal 2001 compared to a net loss of $4.0 million for fiscal 2000. Similarly, the Company reported a net loss from continuing operations per share of $1.29 and $0.22 on a basic and diluted basis for fiscal 2001 and fiscal 2000, respectively. The weighted average common shares outstanding decreased to 16.5 million for fiscal 2001 compared to 18.4 million for fiscal year 2000 due to the repurchase of approximately 2.5 million common shares as partial consideration for the sale of SP Systems in November 2000.

In the fourth quarter, the Company formally adopted a plan to dispose of its 45% interest in Hardcore. The net loss from discontinued operations for fiscal 2001 included a $3.4 million loss from the results of operations of Hardcore, a $5.1 million impairment charge to reduce the carrying value of Hardcore's net assets to their fair value less estimated selling costs, and a $1.8 million loss from discontinued operations of SP Systems. The foregoing resulted in a net loss from discontinued operations of $10.3 million, or $0.62 per share on a basic and diluted basis, in fiscal 2001, and $4.7 million, or $0.25 per share on a basic and diluted basis, in fiscal 2000.

The net loss for fiscal 2001 was $31.6 million, or $1.91 per share on a basic and diluted basis compared to a net loss of $8.7 million, or $0.47 per share in fiscal 2000.

As of September 30, 2001, equity per share (calculated by dividing shareholders' equity by the number of common shares outstanding) was $4.82 as compared to $6.68 as of September 30, 2000. The decrease of $1.86 per share is attributable to a decrease in shareholders equity primarily attributable to the sale of the net assets of SP Systems in fiscal 2001 (including the repurchase of approximately 2.5 million common shares) and the net loss from operations partially offset by a decrease in the number of common shares outstanding at the end of the period due to the aforementioned treasury share repurchase.

COMPARISON OF RESULTS FOR FISCAL YEARS ENDED SEPTEMBER 30, 2000 AND 1999

The Company's sales increased 14.2% to $78.2 million in fiscal 2000 from $68.5 million in fiscal 1999. Carbon fiber sales increased 8.3% to $27.5 million in fiscal 2000 from $25.4 million in fiscal 1999. During fiscal 2000, the increase in carbon fiber sales volumes was partially offset by distressed pricing due to significant overcapacity in the industry. The composites intermediates acquisitions during fiscal 2000 accounted for $11.0 million of sales. Sales of acrylic and other products produced at Zoltek Rt. decreased by 7.7% to $39.8 million in fiscal 2000 compared to $43.1 million in fiscal 1999. This decrease was principally due to volume reductions in the Company's production capacity. The Company converted its Mavilon acrylic fiber plant to carbon fiber precursor production during the last half of 1999, permanently removing the capacity from the acrylic textile fiber operation. The Mavilon plant produced approximately 7,900 metric tons of material in fiscal 1999.

Gross profit decreased 9.7% to $13.7 million in fiscal 2000 from $15.2 million in fiscal 1999. Gross profit from carbon fibers decreased to $6.7 million in fiscal 2000 from $8.0 million in fiscal 1999. The gross profit percentage on carbon fiber decreased to 24.4% of sales in fiscal 2000 from 31.6% in fiscal 1999 due to selling price decreases and product mix changes. Gross margin for the composite intermediates acquired in fiscal 2000 was $0.2 million. Gross profit from acrylic and other products sold by Zoltek Rt., was $6.8 million in fiscal 2000 compared to $7.1 million in fiscal 1999. Gross margin on acrylic fibers and other products increased to 17.1% of sales for fiscal 2000 from 16.5% of sales for fiscal 1999 due primarily to higher sales demand.

During fiscal years 2000 and 1999, the Company was not operating its new continuous carbonization lines at full capacity, resulting in available unused capacity charges of approximately $4.7 million and $4.0 million, respectively.

Application and development costs in fiscal 2000 were $2.5 million, a 28.8% increase versus $1.9 million in fiscal 2000. This increase was due to product and market development efforts for product trials and for additional sales and product development personnel and travel, primarily in carbon fibers.

Selling, general and administrative expenses decreased approximately 5.5%, or $0.7 million, from $12.6 million in fiscal 1999 to $11.9 million in fiscal 2000. Offsetting the $1.8 million increase caused by the composite intermediates acquisitions during 2000 was an overall reduction in personnel and administrative expenses, primarily at Zoltek Rt.

Interest expense was approximately $1.3 million for fiscal year 2000 compared to $0.5 million in fiscal 1999. The increase in interest expense resulted from borrowings related to the use of funds for the composite intermediates acquisitions, working capital and capital expenditures. Interest income was $0.6 million for fiscal 2000 compared to $1.2 million in fiscal 1999. The decrease in interest income was due to the use of funds to finance the acquisitions, working capital and capital expenditures during fiscal 2000 and 1999. During fiscal 2000, capital expenditures totaled $6.1 million.

During fiscal 2000, the Company reported an income tax benefit of $2.3 million compared to an income tax benefit of $0.2 million in fiscal 1999 due to the increased losses from operations before taxes. The Company recognizes income taxes in both the United States and Hungary based on the income before income taxes. Included in the provision for income taxes are gross receipts taxes charged by the Hungarian local taxing authorities, which were $0.4 and $0.6 million in fiscal year 2000 and 1999, respectively, as well as the statutory income taxes. The statutory income tax rate for the Zoltek Rt. operation in Hungary is 9%.

The foregoing resulted in a net loss from continuing operations of $4.0 million for fiscal 2000 compared to a net loss of $2.6 million for fiscal 1999. Similarly, the Company reported net loss from continuing operations per share of $0.22 and $0.16 on a basic and diluted basis for fiscal 2000 and fiscal 1999, respectively. The weighted average common shares outstanding increased to 18.4 million for fiscal 2000 compared to 16.2 million for fiscal year 1999 due to the issuance of approximately 2.5 million common shares as partial consideration for the purchase of SP Systems.

The net loss from discontinued operations includes the results of operations of Hardcore and SP Systems and interest costs related to borrowings used to finance the SP acquisition. The net loss from discontinued operations for fiscal year 2000 was $4.7 million, or $0.25 per share on a basic and diluted basis.

The net loss for fiscal 2000 was $8.7 million, or $0.47 per share on a basic and diluted basis compared to a net loss of $2.6 million, or $0.16 per share in fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2001 and prior years, the Company's primary sources of liquidity were cash flow from operating activities and available borrowing capacity under credit facilities, supplemented with the net proceeds from three equity offerings, and long-term debt financing utilizing the equity in the Company's real estate properties.

During much of fiscal 2001 and 2000, the carbon fiber market experienced excess supply resulting from capacity increases by several other carbon fiber manufacturers. As a result, the Company experienced substantial reductions in selling prices and related gross profit across most existing markets. The Company expects market conditions similar to fiscal 2001 to continue until the market demand consumes the excess capacity. However, the Company plans to reduce its carbon fiber inventory, to rationalize its work force to reflect current and near-term demand and to significantly reduce operating expenses. Management's objective is to operate the continuing business on a cash flow neutral basis by the end of fiscal 2002.

On May 11, 2001, the Company entered into a new two-year credit facility with Southwest Bank of St. Louis in the amount of $14.0 million. The credit facility is structured as a term loan in the amount of $4.0 million, and a revolving credit loan in the amount of $10.0 million. The Company used the proceeds of the new facility to repay existing borrowing of $9.0 million, plus accrued interest, and terminated the old credit facility. Borrowings under the new facility are based on a formula of eligible accounts receivable and inventory of the Company's U.S.-based subsidiaries. The outstanding loans under the agreement bear interest at the prime interest rate. The loan agreement contains financial covenants related to borrowings, working capital, debt coverage, current ratio, inventory turn ratio, and capital expenditures. The Company issued warrants to the bank to purchase 12,500 shares of common stock of the Company at an exercise price of $5.00 per share, exercisable at any time during a five-year period from the date of the loan. In December 2001, the Company received a commitment letter from Southwest Bank regarding the waiver of certain financial covenants as of December 31, 2001 and modification of certain financial covenants for fiscal 2002. The Company expects that a definitive amendment to the credit agreement will be concluded in the second quarter of fiscal 2002.

On May 18, 2001, the Company's Hungarian subsidiary entered into an expanded credit facility, to $12.0 million from $6.0 million, with Raiffeisen Bank Rt. The facility consists of a $6.0 million bank guarantee and factoring facility and a $2.0 working capital facility, both expiring in December 2002 and a $4.0 million capital investment facility that expires in 2006. The factoring facility and the working capital facility are one-year agreements renewable each year. Although there is no assurance from the bank, the Company expects to be able to continue extending the terms on an annual basis beyond December 2002.

The Company believes its financial position has been improved as a result of the recent operating cost reductions and disposal of SP Systems. The planned disposition of Hardcore also will benefit the Company's future liquidity position. Management believes that the Company's financial resources remain adequate to support the execution of its strategic plans. However, failure to comply with its obligations under its existing credit facilities, manage costs, and increase carbon fiber sales on a timely basis would have a material adverse effect on the Company's results of operations and financial condition.

At September 30, 2001, the Company reported working capital (excluding discontinued operations) of $24.4 million compared to working capital of $27.0 million at September 30, 2000. The decrease in working capital from September 30, 2000 to September 30, 2001 was primarily due to use of cash and temporary investments of $2.4 million for operations, the repayment of the current portion of the former credit facility of $9.0 million, partially offset by an increase in accounts payable of $2.8 million and a reduction in inventory of $5.8 million. Although inventories decreased from $31.1 million at September 30, 2000 to $25.3 million at September 30, 2001, the decrease was primarily due to recording the $8.6 million reserve during fiscal 2001 to reduce the carrying value of the inventory to net realizable value. The reserve was established due to the intensified overcapacity occurring in the year, which caused distressed pricing across most existing markets for carbon fibers. The Company anticipates that carbon fiber inventories will decrease further during fiscal 2002, as it will continue to rationalize production levels and pursue an aggressive sales effort in existing and new markets. The Company's continuing operations used $6.2 million of cash in fiscal 2001 compared to using cash of $2.9 million in fiscal 2000. In fiscal 2002, the Company will seek to fund its continuing operations from borrowings and managing its working capital.

Historically, cash used in investing activities has been expended for equipment additions and to support research and development of carbon fibers applications and the expansion of the Company's carbon fibers production capacity. In fiscal 2001, the Company made capital expenditures of $5.3 million for various projects compared to $6.1 million during the fiscal year 2000. Of these expenditures in fiscal 2001, approximately $3.3 million was used for oxidation lines and secondary processing equipment for carbon fibers and $1.7 million was used at Zoltek Rt. for modernization and modifications to produce acrylic fiber and other industrial products. Composite intermediates had capital expenditures of approximately $0.3 million for equipment additions and modifications. These expenditures were financed principally with cash from the sale of temporary investments and from borrowings. In fiscal 2002, the Company expects purchases of property, plant and equipment to be less than $1 million.

In fiscal 2001, the Company placed $27.7 million of assets in service that were previously classified as construction in progress. These assets are primarily located at the Abilene, Texas facility and consisted of $5.5 million of buildings and $22.2 million of machinery and equipment. The Company began recording depreciation on these assets from the date they were placed in service. In the third quarter of fiscal 2001, the Company elected to temporarily idle the continuous carbonization lines at the Abilene facility. These carbonization lines had a carrying value of $19.8 million at September 20, 2001. Management intends to return the lines to full production as market demand for carbon fiber products increases.

Current maturities of long-term debt at September 30, 2001 include a $0.5 million payment due on the term loan with Southwest Bank in May 2002 plus approximately $0.6 million related to various mortgage notes.

As part of the Company's strategic plan for commercializing carbon fibers and carbon fiber composites, the Company acquired Zoltek Materials Group and Entec Composite Machines in November 1999 for an aggregate purchase price of $4.0 million in cash. The Company also assumed certain liabilities at acquisition and provided working capital and credit facilities for the acquired companies.

In November 1999, the Company acquired all of the outstanding stock of SP Systems for approximately $30.0 million in cash and 2.5 million shares of the Company's common stock. The Company also borrowed $5.0 million to refinance certain existing bank debt of SP Systems and fund working capital requirements. During the fourth quarter of fiscal 2000, the Company formally adopted a plan to sell SP Systems, which was completed in November 2000.

The Company entered into a six-year credit facility with a commercial bank in an original aggregate amount of $71.0 million to finance the SP Systems acquisition and refinance other indebtedness. The Company amended and restated the credit agreement on May 31, 2000 to reduce the amount of borrowings available to $53.0 million and to modify certain covenants. The facility, as amended, contained financial covenants related to borrowings, future acquisitions, working capital, net worth, cash flow, and fixed charge coverage. The Company reduced the borrowings under the credit facility by $35.4 million in November 2000 from the proceeds of the sale of SP Systems.

In April 2000, the Company acquired a 45% membership interest in Hardcore for $1.4 million cash and guaranteed a note payable of $1.0 million. The Company also provided additional funding for working capital. In the fourth quarter of fiscal 2001, the Company formally adopted a plan to dispose of Hardcore, which it expects to complete in fiscal 2002.

At the time of the purchase of its 45% membership interest in Hardcore, the Company guaranteed Hardcore's post-closing obligations to the seller. The Company's guarantee relates to obligations of approximately $4.8 million. The obligations were payable as of April 28, 2001; however, these transactions have not yet been completed pending the outcome of negotiation with the seller and pending final agreement with respect to the proposed disposition of Hardcore.

In February 1999, the Company's Board of Directors authorized a share repurchase program for up to 1,000,000 shares of the Company's common stock in the open market over an unspecified period of time as market conditions allow. The purpose of the repurchase plan was to meet the Company's obligations under its stock option plans, while minimizing dilution to shareholders. In connection with the approved repurchase, the Company purchased 15,000 shares of the Company's common stock in March 1999 and the Company sold put options for 70,000 shares of the Company's common stock in February and March 1999 which expired unexercised. The put options allowed the purchasers to exercise the options and sell the shares back to the Company. In addition, put options for 160,000 shares of the Company's common stock were sold in the fourth quarter of fiscal 1999, which expired unexercised in January 2000. The Company sold additional put options for 50,000 shares in December 1999, which expired in July 2000. The Company repurchased these put options in March 2000. There were no put options outstanding at September 30, 2000 and September 30, 2001, respectively. The Company's credit agreement currently prohibits repurchases of shares and the Company does not anticipate any repurchases until its financial condition improves.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ZOLTEK COMPANIES, INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Zoltek Companies, Inc. and its subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
December 28, 2001

Consolidated Balance Sheet (In Thousands, Except Per Share Data)

ASSETS

	September 30, 2001	September 30, 2000
Current assets:		
Cash and cash equivalents	$ 667	$ 1,837
Marketable securities	-	1,327
Accounts receivable, less allowance for doubtful accounts of $760 and $899, respectively	13,518	13,104
Inventories	25,250	31,051
Other current assets	666	758
Refundable income taxes	-	1,556
Current assets of discontinued operations	1,307	22,036
Total current assets	41,408	71,669
Property and equipment, net	79,157	79,489
Intangible assets, net (including goodwill)	672	618
Other assets	255	1,090
Long- term assets of discontinued operations	-	54,835
Total assets	$ 121,492	$ 207,701

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Current liabilities:		
Current maturities of long-term debt	$ 1,073	$ 10,751
Trade accounts payable	11,295	8,512
Accrued expenses and other liabilities	3,342	3,329
Short-term debt to be extinguished with discontinued operations	1,000	36,375
Current liabilities of discontinued operations	2,058	13,615
Total current liabilities	18,768	72,582
Other long-term liabilities	367	280
Long-term debt, less current maturities	22,036	8,697
Deferred income taxes	-	1,421
Long-term liabilities of discontinued operations	725	1,910
Total liabilities	41,896	84,890
Shareholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value, 50,000,000 shares authorized, 16,285,338 and 18,701,331 shares issued and outstanding, respectively	188	187
Additional paid-in capital	128,024	127,690
Retained (deficit) earnings	(9,071)	22,500
Treasury common stock at cost (2,514,993 and 15,000 shares, respectively)	(19,181)	(118)
Accumulated other comprehensive loss	(20,364)	(27,448)
Total shareholders' equity	79,596	122,811
Total liabilities and shareholders' equity	$ 121,492	$ 207,701

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Operations (In Thousands, Except Per Share Data)

	Year Ended September 30,		
	2001	2000	1999
Net sales	$ 76,478	$ 78,204	$ 68,525
Cost of sales	74,333	64,520	53,375
Gross profit	2,145	13,684	15,150
Available unused capacity costs	6,803	4,658	3,953
Application and development costs	3,533	2,479	1,925
Selling, general and administrative expenses	12,337	11,943	12,600
Operating loss from continuing operations	(20,528)	(5,396)	(3,328)
Other income (expense):			
Interest expense	(2,136)	(1,314)	(540)
Interest income	974	564	1,163
Other, net	(89)	(163)	(119)
Loss from continuing operations before income taxes	(21,779)	(6,309)	(2,824)
Benefit for income taxes	(505)	(2,305)	(182)
Net loss from continuing operations	(21,274)	(4,004)	(2,642)
Discontinued operations:			
Operating loss, net of taxes	(5,175)	(1,981)	-
Loss on impairment of assets, net of taxes	(5,122)	(2,700)	-
Loss on discontinued operations, net of taxes	(10,297)	(4,681)	-
Net loss	$ (31,571)	$ (8,685)	$ (2,642)
Net loss per share:			
Basic loss per share:			
Continuing operations	$ (1.29)	$ (0.22)	$ (0.16)
Discontinued operations	(0.62)	(0.25)	-
Total	$ (1.91)	$ (0.47)	$ (0.16)
Diluted loss per share:			
Continuing operations	$ (1.29)	$ (0.22)	$ (0.16)
Discontinued operations	(0.62)	(0.25)	-
Total	$ (1.91)	$ (0.47)	$ (0.16)
Weighted average common shares outstanding	16,515	18,360	16,209
Weighted average common and common equivalent shares outstanding	16,515	18,360	16,209

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity (In Thousands)

	Total Shareholders' Equity	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings (Deficit)	Comprehensive Income (Loss)
Balance, September 30, 1998	$ 121,602	$ 162	$ 99,954	$ (12,341)	$ -	$ 33,827	
Net loss	(2,642)	-	-	-	-	(2,642)	$ (2,642)
Foreign currency translation adjustment	(3,186)	-	-	(3,186)	-	-	(3,186)
Unrealized losses on securities	(70)	-	-	(70)	-	-	(70)
Comprehensive loss							$ (5,898)
Treasury shares purchased	(118)	-	-	-	(118)	-	
Sale of put options in company shares:							
Put options sold and expired without redemption	67	-	67	-	-	-	
Put options sold and unexercised at September 30, 1999 transferred to mandatorily redeemable common stock	(1,019)	(2)	(1,017)	-	-	-	
Balance, September 30, 1999	114,634	160	99,004	(15,597)	(118)	31,185	
Net loss	(8,685)	-	-	-	-	(8,685)	$ (8,685)
Foreign currency translation adjustment	(11,765)	-	-	(11,765)	-	-	(11,765)
Unrealized losses on securities	(86)	-	-	(86)	-	-	(86)
Comprehensive loss							$ (20,536)
Sales of put options on common stock:							
Put options sold and expired without redemption	1,200	2	1,198	-	-	-	
Put options sold and repurchased before expiration	13	-	13	-	-	-	
Issuance of common stock for purchase SP Systems	27,500	25	27,475	-	-	-	
Balance, September 30, 2000	122,811	187	127,690	(27,448)	(118)	22,500	
Net loss	(31,571)	-	-	-	-	(31,571)	$ (31,571)
Foreign currency translation adjustment	6,928	-	-	6,928	-	-	6,928
Unrealized losses on securities sold	156	-	-	156	-	-	156
Comprehensive loss							$ (24,487)
Treasury shares purchased	(19,063)				(19,063)		
Warrants issued with bank debt	48		48				
Exercise of stock options	287	1	286				
Balance, September 30, 2001	$ 79,596	$ 188	$128,024	$ (20,364)	$(19,181)	$ (9,071)	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows (In Thousands)

	Year Ended September 30,		
	2001	2000	1999
Cash flows from operating activities:			
Net loss	$ (31,571)	$ (8,685)	$ (2,642)
Adjustments to reconcile net loss to net cash used by operating activities:			
Loss from discontinued operations	10,297	4,681	-
Depreciation and amortization	6,604	6,144	5,422
Unrealized foreign exchange (gain) loss	(250)	(72)	58
Other, net	136	(6)	49
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	128	(80)	1,093
(Increase) decrease in other receivables	(87)	(24)	1,882
(Increase) decrease in inventories	6,055	(3,744)	(5,337)
(Increase) decrease in prepaid expenses and other assets	443	(736)	(669)
Increase (decrease) in trade accounts payable	2,317	1,636	(4,181)
Increase (decrease) in accrued expenses and other liabilities	(769)	301	(90)
Change in income taxes payable/refundable and deferred taxes	402	(1,762)	260
Increase (decrease) in other long-term liabilities	78	(509)	(186)
Total adjustments	25,354	5,829	(1,699)
Net cash used by continuing operations	(6,217)	(2,856)	(4,341)
Net cash used by discontinued operations	(2,973)	(1,984)	-
Net cash used by operating activities	(9,190)	(4,840)	(4,341)
Cash flows from investing activities:			
Payments for purchase of Zoltek Intermediates companies, net of cash	-	(4,599)	-
Payments for purchase of property and equipment	(5,339)	(6,135)	(15,744)
Proceeds from sale of property and equipment	772	33	6,163
(Increase) decrease in notes receivable	5,066	74	(2,573)
Sale of marketable securities	1,483	5,705	11,774
Net cash provided (used) by continuing operations	1,982	(4,922)	(380)
Net cash provided (used) by discontinued operations	37,823	(35,774)	-
Net cash provided (used) by investing activities	39,805	(40,696)	(380)
Cash flows from financing activities:			
Purchase of treasury stock	-	-	(118)
Proceeds from exercise of common stock options	287	13	248
Proceeds from issuance of notes payable	13,162	15,748	1,525
Repayment of notes payable	(9,853)	(5,817)	(662)
Net cash provided by continuing operations	3,596	9,944	993
Net cash provided (used) by discontinued operations	(35,375)	33,711	-
Net cash provided (used) by financing activities	(31,779)	43,655	993
Effect of exchange rate changes on cash	(6)	(532)	(26)
Net decrease in cash	(1,170)	(2,413)	(3,754)
Cash and cash equivalents at beginning of period	1,837	4,250	8,004
Cash and cash equivalents at end of period	$ 667	$ 1,837	$ 4,250
Supplemental disclosures of cash flow information:			
Net cash (refunded) paid during the year for:			
Interest	$ 2,708	$ 3,573	$ 527
Income taxes	(979)	747	(435)

The accompanying notes are an integral part of the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Zoltek Companies, Inc. (the "Company") is a holding company, which operates through wholly owned subsidiaries, Zoltek Corporation, Zoltek Properties Inc., Zoltek Rt., Zoltek Materials Group, Inc., and Engineering Technology Corporation ("Entec Composite Machines"). Zoltek Corporation ("Zoltek") develops, manufactures and markets carbon fibers used in aircraft brakes and other composite materials. Zoltek Materials Group, Inc. manufactures "carbon fiber prepreg" (carbon fiber impregnated with resin) composite materials used in the production of composite products requiring unidirectional strength and stiffness, such as golf club shafts and other sporting goods. Entec Composite Machines manufactures and sells filament winding and pultrusion equipment used in the production of large volume composite parts. Zoltek Rt. manufactures and markets acrylic and nylon fibers and yarns for the textile industry, and carbon fiber. Other Zoltek Rt. products include nylon granules, plastic grids and nets, and carboxymethyl cellulose. In fiscal 2001 and 2000, the Company owned a 45% interest in Hardcore Composites Operations, LLC ("Hardcore"), which designs and manufactures composite structures for the civil infrastructure market including bridges, bridge decks, marine pilings, fender panels, piers and stay-in-place form work. From November 1999 to November 2000, the Company owned Structural Polymer (Holdings) Limited ("SP Systems") which develops, markets and manufactures prepreg (glass and carbon fiber pre-impregnated with resin) materials, special bonding and laminating resins, reinforcement fabrics and consumable materials for composite manufacturing and engineering of composite structures. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. All significant intercompany transactions and balances have been eliminated upon consolidation.

FOREIGN CURRENCY TRANSLATION

The consolidated balance sheet of the Company's current and former international subsidiaries, SP Systems and Zoltek Rt., were translated from British Pounds and Hungarian Forints, respectively, to U.S. Dollars at the exchange rate in effect at the applicable balance sheet date, while their consolidated statements of operations were translated using the average exchange rates in effect for the periods presented. The related translation adjustments are reported as other comprehensive income (loss) within shareholders' equity. Gains and losses from foreign currency transactions of Zoltek Rt. and SP Systems are included in the results of operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

REVENUE RECOGNITION

The Company recognizes sales on the date title to the sold product transfers to the customer, which generally approximates the shipping date. During 2001, 2000 and 1999, approximately $10,264,000, $9,626,000 and $9,615,000, respectively, of sales was earned from one customer.

CONCENTRATION OF CREDIT RISK

Zoltek's carbon fiber products are primarily sold to customers in the aerospace and composite industries. Zoltek Rt.'s products are mainly sold to customers in the textile industry. Zoltek Materials Group products are mainly sold to the sporting goods industry. Entec Composite Machine's products are mainly sold in the composite industry. While the markets for the Company's products are geographically unlimited, most of Zoltek's and Zoltek Materials Group's business is with customers located in North America and most of Zoltek Rt.'s sales are to customers in Europe and Asia, while Entec Composite Machine's sales are worldwide. The Company performs ongoing credit evaluations and generally requires collateral for significant export sales to new customers. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. As of September 30, 2001, the Company had no significant concentrations of credit risk.

CASH AND CASH EQUIVALENTS

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $443,000 and $1,837,000 at September 30, 2001 and 2000, respectively.

MARKETABLE SECURITIES

Marketable securities consisted of preferred stock equities (classified as available-for-sale) that were valued at fair market value. Unrealized gains and losses were reflected as other comprehensive loss within shareholders' equity until the marketable securities were sold in fiscal 2001.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories are valued at the lower of cost, determined on the first-in, first-out method, or market. Cost includes material, labor and overhead.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Cost includes expenditures necessary to make the property and equipment ready for its intended use. Expenditures, which improve the asset or extend the useful life, are capitalized, including interest on funds borrowed to finance the acquisition or construction of major capital additions. No interest was capitalized for the years ended September 30, 2001, 2000 and 1999. Maintenance and repairs are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any profit or loss on disposition is credited or charged to income.

The Company provides for depreciation by charging amounts sufficient to amortize the cost of properties placed in service over their estimated useful lives using primarily straight-line methods. The range of estimated useful lives used in computing depreciation is as follows:

Buildings and improvements	10 to 20 years
Automobiles	3 to 5 years
Machinery and equipment	5 to 20 years
Furniture and fixtures	7 to 10 years

The Company primarily uses accelerated depreciation methods for income tax purposes.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

GOODWILL AND OTHER INTANGIBLES

Goodwill is the excess of the cost of net assets acquired in business purchases over the fair value. Goodwill and other intangibles are amortized on a straight-line basis over a 15-year period. The Company evaluates goodwill for possible impairment based on estimated future undiscounted cash flows of the business on an annual basis or whenever events occur which give rise to questions regarding the recoverability of the recorded goodwill balance. The Company will adopt Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), in fiscal 2002. This new standard requires the Company to discontinue amortization of goodwill and other indefinite lived intangible assets and annually evaluate whether any of these assets are impaired using a fair market value approach to the entity or operations where these assets reside. Based upon a preliminary evaluation, the Company does not believe there will be an impairment of goodwill upon the adoption of SFAS 142.

FINANCIAL INSTRUMENTS

The Company does not hold any financial instruments for trading purposes. The carrying value of cash, marketable securities and accounts payable approximated their fair value at September 30, 2001 and 2000. Substantially all of long-term debt bears current market rates of interest.

APPLICATION AND DEVELOPMENT EXPENSES

Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred. Such costs were approximately $3,533,000, $2,479,000 and $1,925,000 in 2001, 2000 and 1999, respectively.

INCOME TAXES

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

STOCK-BASED COMPENSATION

SFAS No. 123 "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires no recognition of compensation expense for the stock-based compensation arrangements provided by the Company where the exercise price is equal to the market price at the date of the grant.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share includes no dilution and is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for each period, while diluted net income (loss) per share reflects the potential dilutive effects of stock options. Because 2001 and 2000 results reflected a net loss, both basic and diluted earnings per share were calculated based on the same weighted average number of shares for the year.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 was adopted early by the Company, effective October 1, 2000. The Company's planned disposition of Hardcore as discussed in Note 2 has been accounted for in accordance with SFAS No. 144.

FINANCIAL PRESENTATION CHANGES

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. DISCONTINUED OPERATIONS

In the fourth quarter of fiscal 2001, the Company formally adopted a plan to dispose of Hardcore. The Company acquired a 45% interest in Hardcore in the third quarter of fiscal 2000 for $1.4 million in cash and guaranteed a note payable of $1.0 million. The Company entered into an assignment and assumption agreement at the time of the purchase of Hardcore that require the Company to guarantee Hardcore's post-closing obligations to the seller. The Company's guarantee relates to obligations of approximately $4.8 million. The obligations were payable as of April 28, 2001, however, these transactions have not yet been completed, pending the outcome of negotiations with the seller and pending final agreement with the proposed disposition of the Company's interest in Hardcore. The Company also provided additional funding for working capital. The financial statements of Hardcore were consolidated with the Company due to the ability to directly control the operations. Due to losses incurred by Hardcore, majority interest in consolidated partnerships was $0 at September 30, 2001 compared to $829,000 at September 30, 2000. The original purchase price was allocated to the fair value of assets acquired, with the excess of the amount paid for the business over the fair value of the assets recognized as goodwill. The Company expects that the disposition of Hardcore will be completed by the end of fiscal 2002.

The Company recorded an impairment loss on discontinued operations of $5.1 million in the fourth quarter of fiscal 2001 to reduce the carrying value of Hardcore's net assets to their estimated fair value less estimated selling costs.

In the fourth quarter of fiscal 2000, the Company formally adopted a plan to sell SP Systems. The Company acquired SP Systems in November 1999 for $30.0 million in cash and 2.5 million shares of the Company's common stock valued at a price of $11.00 per share, or $27.5 million, for a total purchase price of approximately $57.5 million. The acquisition resulted in the recognition of $49.3 million of goodwill. In connection with the acquisition, the Company borrowed $30.0 million to finance the purchase. In November 2000, the Company sold SP Systems to a group consisting of the original shareholders and a merchant banking firm. In connection with the sale, the Company received $30.0 million in cash, an interest-bearing note receivable of $5.0 million, the return of 2.5 million shares of the Company's common stock valued at $7.625 per share ($19.1 million aggregate value) and was repaid $7.9 million consisting of intercompany loans, accrued interest and closing expenses. Cash proceeds from the sale and repayment of the intercompany balances were used to retire $35.4 million of bank debt ($30.0 million initial financing and $5.4 million of working capital) and pay interest of $0.8 million. The Company also entered into a 10-year carbon fiber supply agreement and certain technology license agreements. The $5.0 million note was paid in September 2001.

The Company recorded an impairment loss on discontinued operations of $2.7 million in the fourth quarter of fiscal 2000 to reduce the carrying value of SP System's net assets to their estimated fair value less estimated selling costs.

The Company has reported the results of operations of Hardcore and SP Systems as discontinued operations for fiscal 2001and 2000 in the consolidated statement of operations. Additionally, assets and liabilities associated with Hardcore and SP Systems have been reclassified as assets and liabilities of discontinued operations on the consolidated balance sheet.

2. DISCONTINUED OPERATIONS (CONTINUED)

Certain information with respect to the discontinued operations of Hardcore and SP Systems for the years ended September 30, 2001 and 2000 is summarized as follows (amounts in thousands):

	2001	2000
Net sales	$ 3,910	$ 56,768
Cost of sales	5,030	39,858
Gross profit	(1,120)	16,910
Selling, general and administrative expenses	2,194	12,552
Goodwill amortization	103	2,748
Income (loss) from operations	(3,417)	1,610
Other expenses	(2,470)	(3,014)
Income tax expense	(117)	(551)
Minority interest	829	(26)
Net loss from operations	(5,175)	(1,981)
Loss on impairment of assets	(5,122)	(2,700)
Loss on discontinued operations, net of taxes	$ (10,297)	$ (4,681)

Certain information with respect to the assets and liabilities of Hardcore and SP Systems at September 30, 2001 and 2000 is summarized as follows (amounts in thousands):

	2001	2000
Cash and cash equivalents	$ 10	$ 921
Accounts receivable, net	420	11,895
Inventories	811	8,696
Property, plant, and equipment, net	-	12,952
Other assets	66	982
Goodwill, net	-	41,425
Assets of discontinued operations	$ 1,307	$ 76,871
Accounts payable	(953)	(8,917)
Accrued expenses and other liabilities	(1,105)	(3,158)
Income taxes payable	-	(1,540)
Current maturities of long-term debt	(1,000)	(36,375)
Deferred income taxes payable	(125)	(443)
Other liabilities	(600)	(1,467)
Liabilities of discontinued operations	$ (3,783)	$ (51,900)

3. INVENTORIES

Inventories consist of the following (amounts in thousands):

	September 30, 2001	2000
Raw materials	$ 5,811	$ 7,700
Work-in-process	2,014	1,516
Finished goods	16,666	20,885
Supplies, spares and other	759	950
	$ 25,250	$ 31,051

The Company recorded an $8.6 million inventory valuation reserve during the year ended September 30, 2001 to reduce the carrying value of the inventory to a net realizable value. The reserve was established due to the intensified overcapacity occurring during the year, which caused distressed pricing across most existing markets for carbon fibers. At September 30, 2001 and 2000, the inventory valuation reserve was $10,905,000 and $3,340,000, respectively.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (amounts in thousands):

	September 30, 2001	2000
Land	$ 1,544	$ 1,515
Buildings and improvements	27,536	21,459
Machinery and equipment	70,252	45,395
Furniture and fixtures	4,735	4,144
Construction in progress	2,185	28,748
	106,252	101,262
Less: accumulated depreciation	(27,095)	(21,773)
	$ 79,157	$ 79,489

In fiscal 2001, the Company placed $27.7 million of assets in service that were previously classified as construction in progress. These assets are primarily located at the Abilene, Texas facility and consisted of $ 5.5 million of buildings and $22.2 million of machinery and equipment. The Company began recording depreciation on these assets from the date they were placed in service. In the third quarter of fiscal 2001, the Company elected to temporarily idle the continuous carbonization lines at the Abilene facility. These carbonization lines have a carrying value of $19.8 million at September 30, 2001. Management intends to return the lines to full production as market demand for carbon fiber products increases. During the years ended September 30, 2001, 2000 and 1999, the Company was not operating these continuous carbonization lines at full capacity, resulting in available unused capacity charges of $6,803,000, $4,658,000 and $3,953,000, respectively. These costs include depreciation and other overhead expenses associated with unused capacity.

5. INCOME TAXES

The components of the benefit for income taxes for the years ended September 30, are as follows (amounts in thousands):

	2001	2000	1999
From continuing operations:			
Current:			
Federal	$ 622	$ (1,497)	$ (1,792)
State	-	(59)	(93)
Non-U.S. local	394	448	635
	1,016	(1,108)	(1,250)
Deferred:			
Federal	(1,551)	(1,409)	1,222
State	352	170	93
Non-U.S.	(322)	42	(247)
	(1,521)	(1,197)	1,068
Total continuing operations	$ (505)	$ (2,305)	$ (182)
From discontinued operations:			
Current:			
Non-U.S.	$ -	$ 1,292	$ -
Deferred:			
Federal	108	(741)	-
State	9	-	-
Total discontinued operations	117	551	-
Total	$ (388)	$ (1,754)	$ (182)

5. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the tax impact of carryforwards and temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Cumulative carryforwards and temporary differences giving rise to the net deferred income tax liabilities at September 30 are as follows (amounts in thousands):

	2001	2000
Tax effect of regular net operating losses	$ (11,335)	$ (4,733)
Valuation allowance on net operating losses	7,229	2,013
Tax effect of capital loss	(582)	-
Valuation allowance on capital loss	582	-
Depreciation	4,125	3,706
Employee related costs	(97)	(155)
Inventory reserve	(92)	(10)
Bad debt accrual	(76)	(33)
Deferred state income taxes	(16)	174
Other	(84)	(24)
Non-U.S. operations deferred tax, net	232	483
Total net deferred tax liabilities (asset)	$ (114)	$ 1,421

The benefit for income taxes at September 30 differs from the amount using the statutory federal income tax rate (34%) as follows (amounts in thousands):

	2001	2000	1999
At statutory rate:			
Income taxes on loss from continuing operations	$ (7,405)	$ (2,145)	$ (960)
Increases (decreases):			
Lower effective tax rate on non-U.S. operations	4	(361)	254
Change in valuation allowance on net operating loss	5,216	-	-
Change in valuation allowance on capital loss	582	-	-
Local taxes, non-U.S.	394	360	569
State taxes, net of federal benefit	352	(38)	(32)
Refund write-off	622	-	-
Other	(270)	(121)	(13)
	$ (505)	$ (2,305)	$ (182)

For the years ended September 30, 2001, 2000 and 1999, the consolidated income (loss) from continuing operations before income taxes by domestic and foreign sources was $(21,764,000) and $(15,000), $(7,751,000) and $1,442,000, and $(1,810,000) and $(1,014,000), respectively. Undistributed earnings of Zoltek Rt. ($10,448,000 and $10,463,000 at September 30, 2001 and 2000, respectively) are considered to be permanently reinvested and, accordingly, no provision for income taxes has been recorded.

6. FINANCING

SHORT-TERM DEBT AND CREDIT AGREEMENTS

In November 1999, the Company entered into a six-year credit facility with a commercial bank in an original aggregate amount of $71.0 million. The Company paid $0.71 million as a nonrefundable fee to the bank for the arrangement of the credit facility. The Company amended and restated the credit agreement on May 31, 2000, to among other things, reduce the amount of borrowings available (from $71.0 million to $53.0 million) and modify certain financial covenants. The facility, as amended, contained financial covenants related to borrowings, future acquisitions, working capital, net worth, cash flow and fixed charge coverage. The Company reduced the borrowings under the credit facility by $35.4 million on November 6, 2000 from the proceeds of the sale of SP Systems.

On May 11, 2001, the Company entered into a new two-year credit facility with Southwest Bank of St. Louis (Southwest Bank) in the amount of $14.0 million. The new credit facility is structured as a term loan in the amount of $4.0 million and a revolving credit loan in the amount of $10.0 million. In conjunction therewith, the Company repaid borrowings of $9.0 million plus accrued interest and terminated the old credit facility. Borrowings under the new revolving credit facility are based on a formula of eligible accounts receivable and eligible inventory of the Company and its U.S.-based subsidiaries. The outstanding loans under the credit facility bear interest at the prime interest rate. The loan agreement contains financial covenants related to borrowings, working capital, debt coverage, current ratio, inventory turn ratio and capital expenditures. The Company issued warrants to Southwest Bank to purchase 12,500 shares of common stock of the Company at an exercise price of $5.00 per share, exercisable at any time during a five-year period from the date of the loan. The fair value of the warrants was

6. FINANCING (CONTINUED)

estimated to be $48,000. In December 2001, the Company received a commitment letter from Southwest Bank regarding the waiver of certain financial covenants as of December 31, 2001 and modification of certain financial covenants for fiscal 2002. The Company expects that a definitive amendment to the credit agreement will be concluded in the second quarter of fiscal 2002.

On May 18, 2001, the Company's Hungarian subsidiary also entered into an expanded credit facility (to $12.0 million from $6.0 million) with Raifeissen Bank Rt. The facility consists of a $6.0 million bank guarantee and factoring facility, a $4.0 million capital investment facility and a $2.0 million working capital facility.

In April 2000, the Company obtained secured financing in the amount of $1,720,000 with Southwest Bank for the real estate and manufacturing facility in Salt Lake City, Utah. The note bears interest at 9.0% and matures in June 2003.

In 1998, the City of Abilene, Texas provided secured long-term financing as an incentive to locate facilities in Abilene. The original financing of $3,099,287 is non-interest bearing and will be repaid from real estate and personal property tax abatements.

Long-Term Debt

Long-term debt consists of the following (amounts in thousands):

	September 30,	
	2001	2000
Note payable with interest at 9%, payable in monthly installments of principal and interest of $17,579 to maturity in June 2003	$ 1,778	$ 1,700
Note payable with interest at 9.95%, payable in monthly installments of principal and interest of $19,288 to maturity in September 2009	1,272	1,373
Note payable with interest at 9.5%, payable in monthly installments of principal and interest of $27,672 to maturity in December 2009	1,887	2,030
Non-interest bearing note payable (discounted at 8%) to the City of Abilene, Texas to be repaid from real estate and personal property tax abatements	1,762	2,315
Revolving credit agreement, maturing in 2003, bearing interest at prime (prime rate at September 30, 2001 was 6.0%)	4,678	-
Term loan, $0.5 million payable in 2002, balance payable in 2003, bearing interest at prime (prime rate at September 30, 2001 was 6.0%)	4,000	-
Revolving credit agreement, maturing in 2005 (average interest rate of 9.31%)	-	9,000
Factoring facility with a Hungarian bank (average interest rate of 5.8%)	4,443	3,030
Working capital facility with a Hungarian bank (average interest rate of 5.0%)	1,565	-
Capital investment facility with a Hungarian bank (average interest rate of 5.0%)	1,724	-
	23,109	19,448
Less: amounts payable within one year	(1,073)	(10,751)
Long-term obligations from continuing operations	$ 22,036	$ 8,697
Obligations from discontinued operations:		
Non-interest bearing purchase money note to be repaid on or before April 28, 2001 (see note 2)	1,000	1,000
Borrowings against revolving credit agreement and term loan (average interest rate of 9.2%)	-	35,375
Total Debt	$ 24,109	$ 55,823

6. FINANCING (CONTINUED)

Following is a schedule of required principal payments of long-term debt, net of discontinued operations (amounts in thousands):

Year ending September 30,	Total
2002	$ 1,073
2003	16,305
2004	451
2005	484
2006	2,270
Thereafter	2,526
	$ 23,109

7. COMMITMENTS AND CONTINGENCIES

LEASES

Land at the carbon fibers manufacturing facility in Missouri is leased under an operating lease that expires in December 2065, with a renewal option for 24 years expiring in December 2089. The lease requires annual rental payments of $57,991 through October 2010. Rental expense related to this lease was $57,991 for the years ended September 30, 2001, 2000 and 1999.

The Company entered into a sale/leaseback arrangement with Southwest Bank for a nitrogen plant located at the Abilene facility in January 1999. The Company received $5,000,000 in cash for the nitrogen plant and did not recognize a gain or loss. The term of the lease is seven years and may be extended on a month-to-month basis thereafter. At expiration of the lease, the Company may repurchase the plant for market value. The lease is accounted for as an operating lease and requires minimum annual rental payments of $962,000 per year. Rental expense related to this lease was $962,000 and $784,000 for the years ended September 30, 2001 and 2000, respectively.

LEGAL

The Company is a party to various claims and legal proceedings arising out of the normal course of its business. In the opinion of management, the ultimate outcome of these claims and lawsuits will not have a material adverse effect upon the financial condition or results of operations of the Company and its subsidiaries taken as a whole.

SOURCES OF SUPPLY

The Company currently obtains substantially all of its textile-type acrylic fibers to supply its carbon fiber operations from a single supplier, which is currently the sole merchant supplier of such raw materials in the world. This supplier is also the only supplier that currently produces precursor approved for use in aircraft brake applications.

The Company believes this supplier is a reliable source of supply at the Company's current operating levels. In the near term, although not expected, any interruption of precursor supply from this supplier would have a material adverse effect on the Company's carbon fiber business.

8. PROFIT SHARING PLAN

The Company maintains a 401(k) Profit Sharing Plan for the benefit of employees who have completed six months of service and attained 21 years of age. Contributions of $220,000 were made by the Company for the year ended September 30, 1999 with no contributions made in subsequent years.

9. STOCK OPTIONS

In 1992, the Company adopted a Long-term Incentive Plan that authorizes the Compensation Committee of the Board of Directors (the "Committee") to grant key employees and officers of the Company incentive or nonqualified stock options, stock appreciation rights, performance shares, restricted shares and performance units. The Committee determines the prices and terms at which awards may be granted along with the duration of the restriction periods and performance targets. Currently, 1,500,000 shares of common stock may be issued pursuant to awards under the plan. Outstanding stock options expire 10 years from the date of grant or upon termination of employment. Options granted in 1998 and prior vest 100% five years from date of grant. Options granted in 1999, 2000 and 2001 primarily vest 100% three years from date of grant. All options were issued at an option price equal to the market price on the date of grant.

9. STOCK OPTIONS (CONTINUED)

In 1992, the Company adopted a Directors Stock Option Plan under which options to purchase 7,500 shares of common stock at the then fair market value are currently issued to each non-employee director annually. In addition, newly elected non-employee directors receive options to purchase 7,500 shares of common stock, at the then fair market value. The options expire from 2002 through 2010, respectively.

The pro forma information required by SFAS 123 regarding net income and earnings per share has been presented below as if the Company had accounted for its stock option plans under the fair value method. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumptions:	2001	2000
Expected life of options	6 years	6 years
Risk-free interest rate	7.15%	7.50%
Volatility of stock	79%	114%
Expected dividend yield	-	-

The fair value of the options granted during 2001 and 2000 was $379,000 and $824,000, respectively. Had the fair value of the options been amortized to expense over the options' vesting periods, the pro forma impact on earnings of the stock-based compensation for the options would have been as follows (amounts in thousands, except for earnings per share information):

	2001	2000
Net loss:		
As reported	$ (31,571)	$ (8,685)
Pro forma	(32,027)	(9,142)
Diluted loss per share:		
As reported	$ (1.91)	$ (0.47)
Pro forma	(1.94)	(0.50)

Presented below is a summary of stock option plans activity for the years shown:

	Wtd. Avg. Options	Options Exercise Price	Wtd. Avg. Exercisable	Exercise Price
Balance, September 30, 1998	722,500	$ 14.13	154,500	$ 21.31
Granted	215,500	8.91		
Exercised	-	-		
Cancelled	(145,000)	10.78		
Balance, September 30, 1999	793,000	$ 13.32	199,500	$ 18.41
Granted	237,500	8.58		
Exercised	-	-		
Cancelled	(58,000)	7.74		
Balance, September 30, 2000	972,500	$ 12.50	672,500	$ 13.71
Granted	287,500	4.58		
Exercised	(84,000)	3.42		
Cancelled	(120,000)	16.27		
Balance, September 30, 2001	1,056,000	$ 10.75	531,000	$ 10.81

9. STOCK OPTIONS (CONTINUED)

The following table summarizes information for options currently outstanding and exercisable at September 30, 2001:

		Options Outstanding		Options Exercisable	
Range of Prices	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Number	Wtd. Avg. Exercise Price
$ 1.33-2.33	12,000	2 years	$ 1.83	12,000	$ 1.83
3.25-5.25	323,500	8 years	4.38	118,500	4.23
6.25-6.88	205,500	4 years	6.42	205,500	6.42
7.69-9.25	272,500	9 years	8.51	45,000	8.44
10.00-39.00	242,500	7 years	25.88	150,000	23.44
$ 1.33-39.00	1,056,000	7 years	$ 10.75	531,000	$ 10.81

10. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires disclosure of segment information on a basis consistent with the basis used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company's strategic business units are based on product lines and have been grouped into three reportable segments: Carbon Fibers, Composite Intermediates and Specialty Products. The Carbon Fibers segment is the primary strategic segment and is focused on the manufacturing of low-cost carbon fibers, facilitating development of product and process applications to increase the demand for carbon fibers and aggressively marketing carbon fibers. The Carbon Fibers segment is located geographically in the United States and Hungary. The Composite Intermediates segment manufactures carbon fiber composite products and filament winding equipment used in the composites industry and is located in the United States. The Specialty Products segment manufactures and markets acrylic and nylon products and fibers primarily to the textile industry and is located in Hungary. With the exception of the Carbon Fibers segment, none of the segment's sales is substantially dependent on one customer nor a small group of customers. Carbon Fibers has one customer which represented 13%, 12%, and 14% of the total sales of the Company in fiscal 2001, 2000 and 1999, respectively.

Management evaluates the performance of its operating segments on the basis of operating income (loss) contribution to the Company. The following table presents financial information on the Company's continuing operating segments as of and for the fiscal years ended September 30, 2001, 2000 and 1999 (amounts in thousands):

	Fiscal Year Ended September 30, 2001				
	Carbon Fibers	Composite Intermediates	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales - external	$ 25,960	$ 11,309	$ 39,209	$ -	$ 76,478
Net sales - intersegment	1,216	-	-	(1,216)	-
Total net sales	27,176	11,309	39,209	(1,216)	76,478
Gross profit (loss)	(2,395)	(840)	5,210	170	2,145
Available unused capacity expenses	6,803	-	-	-	6,803
Operating income (loss)	(13,420)	(3,603)	418	(3,923)	(20,528)
Depreciation and amortization expense	4,690	831	1,001	82	6,604
Capital expenditures	3,328	323	1,688	-	5,339
Total assets, net of discontinued operations	88,442	10,474	22,129	(860)	120,185

	Fiscal Year Ended September 30, 2000				
	Carbon Fibers	Composite Intermediates	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales - external	$ 27,523	$ 10,988	$ 39,784	$ -	$ 78,204
Net sales - intersegment	288	-	-	(288)	-
Total net sales	27,811	10,988	39,784	(288)	78,204
Gross profit (loss)	6,728	174	6,784	(2)	13,684
Available unused capacity expenses	4,658	-	-	-	4,658
Operating income (loss)	(1,928)	(1,672)	987	(2,783)	(5,396)
Depreciation and amortization expense	4,259	717	1,072	96	6,144
Capital expenditures	2,840	547	2,748	-	6,135
Total assets, net of discontinued operations	89,615	13,842	23,873	3,500	130,830

10. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

	Fiscal Year Ended September 30, 1999				
	Carbon Fibers	Composite Intermediates	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales	$ 25,404	$ -	$ 43,121	$ -	$ 68,525
Gross profit	8,023	-	7,127	-	15,150
Available unused capacity expenses	3,953	-	-	-	3,953
Operating income (loss)	1,093	-	(1,564)	(2,857)	(3,328)
Depreciation and amortization expense	4,240	-	1,066	116	5,422
Capital expenditures	13,330	-	2,414	-	15,744
Total assets	85,796	-	35,935	15,025	136,756

Sales and long-lived assets, by geographic area, consist of the following as of and for the three years ended September 30, 2001, 2000 and 1999 (amounts in thousands):

	2001		2000		1999	
	Net Sales (a)	Net Long Lived Assets.(b)	Net Sales (a)	Net Long Lived Assets.(b)	Net Sales (a)	Net Long Lived Assets.(b)
United States	$ 27,715	$ 54,685	$ 30,935	$ 60,756	$ 21,347	$ 55,400
Western Europe						
Italy	6,362		7,544	-	5,804	-
France	3,606		4,163	-	3,856	
Other	4,095		4,063	-	6,633	-
Eastern Europe						
Hungary	15,224	25,144	15,818	19,351	16,508	22,022
Poland	4,087		4,464	-	4,186	-
Other	9,936		7,300	-	4,730	-
Other Areas	5,453		3,917	-	5,461	-
Total	$ 76,478	$ 79,829	$ 78,204	$ 80,107	$ 68,525	$ 77,422

(a) Revenues are attributed to countries based on the location of the customer.
(b) Property, plant and equipment net of accumulated depreciation and goodwill and intangibles, net of discontinued operations, based on country location of assets.

11. ACQUISITIONS

During the first quarter of fiscal 2000, the Company acquired downstream businesses, Zoltek Materials Group and Entec Composite Machines, for an aggregate purchase price of $4.0 million in cash. The Company also assumed certain liabilities at acquisition and provided working capital and credit facilities for the acquired companies.

In the third quarter of fiscal 2000, the Company acquired a 45% preferred membership interest in Hardcore for $1.4 million in cash and guaranteed a note payable of $1.0 million. The Company also provided additional funding for working capital. During the fourth quarter 2001, the Company formally adopted a plan to sell its interest in Hardcore (see note 2).

In the first quarter of fiscal 1999, the Company acquired SP Systems. The aggregate purchase price paid by the Company in connection with the acquisition was approximately $30.0 million in cash and 2.5 million shares of Zoltek common stock having a market value of $27.5 million on the date of acquisition. During the fourth quarter of fiscal 2000, the Company formally adopted a plan to sell SP Systems (see note 2), which was completed in November 2000.

These acquisitions were accounted under the purchase method of accounting and are included in the Company's consolidated financial statements from the date of acquisition. The purchase prices were allocated to the fair value of the assets acquired. The excess of the amount paid for the companies over the fair value of the assets acquired was recognized as goodwill and had been amortized over 15 years.

11. ACQUISITIONS (CONTINUED)

Set forth below is aggregate selected purchase price data of the acquired companies at the dates of acquisition (amounts in thousands):

	SP Systems	Hardcore	Other	Total
Fair value of assets and liabilities acquired:				
Current assets	$ 18,342	$ 321	$ 2,310	$ 20,973
Long-term assets	9,093	2,967	6,067	18,127
Goodwill and intangibles	49,337	1,598	680	51,615
Liabilities	(18,854)	(2,623)	(6,081)	(27,558)
Net purchase price	$ 57,918	$ 2,263	$ 2,976	$ 63,157

12. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(Amounts in thousands, except per share data)

FISCAL YEAR 2001	*1ST QUARTER*	*2ND QUARTER*	*3RD QUARTER*	*4TH QUARTER*
Net sales	$ 21,831	$ 20,334	$ 17,156	$ 17,157
Gross profit	2,707	(5,109)	2,193	2,354
Loss from continuing operations	(2,317)	(11,816)	(3,583)	(3,558)
Loss from discontinued operations	(1,980)	(718)	(654)	(6,945)
Net loss	$ (4,297)	$ (12,534)	$ (4,237)	$ (10,503)
Net loss per share:				
Basic and diluted net loss per share				
Continuing operations	$ (0.13)	$ (0.73)	$ (0.22)	$ (0.21)
Discontinued operations	(0.11)	(0.04)	(0.04)	(0.43)
Total	$ (0.24)	$ (0.77)	$ (0.26)	$ (0.64)

FISCAL YEAR 2000	*1ST QUARTER*	*2ND QUARTER*	*3RD QUARTER*	*4TH QUARTER*
Net sales	$ 17,465	$ 19,738	$ 19,595	$ 21,406
Gross profit	3,724	4,381	2,977	2,602
Loss from continuing operations	(744)	(672)	(846)	(1,742)
Loss from discontinued operations	(454)	(437)	(523)	(3,267)
Net loss	$ (1,198)	$ (1,109)	$ (1,369)	$ (5,009)
Net loss per share:				
Basic and diluted net loss per share				
Continuing operations	$ (0.04)	$ (0.03)	$ (0.05)	$ (0.10)
Discontinued operations	(0.03)	(0.03)	(0.02)	(0.17)
Total	$ (0.07)	$ (0.06)	$ (0.07)	$ (0.27)

PRICE RANGE PER COMMON SHARE

The Company's Common Stock (symbol: "ZOLT") is traded in the Nasdaq National Market System. The number of beneficial holders of the Company's stock is approximately 13,500. The Company has never paid dividends. Set forth below are the high and low bid quotations as reported by Nasdaq for the periods indicated. Such prices reflect interdealer prices, without retail mark-up, mark-down or commission.

	FISCAL YEAR ENDED SEPTEMBER 30, 2001		*FISCAL YEAR ENDED SEPTEMBER 30, 2000*	
	High	Low	High	Low
First Quarter	$8.25	$ 2.19	$13.19	$7.56
Second Quarter	6.31	2.25	12.25	8.37
Third Quarter	6.20	4.25	9.87	6.06
Fourth Quarter	4.48	2.20	9.87	9.00

BOARD OF DIRECTORS:

Linn H. Bealke (57)
PRESIDENT
MISSISSIPPI VALLEY BANCSHARES
VICE CHAIRMAN, SOUTHWEST BANK
OF ST. LOUIS

James W. Betts (64)
RETIRED VICE PRESIDENT
GREAT LAKES CARBON CORPORATION

Charles A. Dill (62)
GENERAL PARTNER
GATEWAY ASSOCIATES

John L. Kardos (62)
PROFESSOR
CHEMICAL ENGINEERING DEPARTMENT
WASHINGTON UNIVERSITY - ST. LOUIS

John F. McDonnell (63)
RETIRED CHAIRMAN AND CEO OF
MCDONNELL DOUGLAS CORPORATION
CHAIRMAN OF THE BOARD OF TRUSTEES,
WASHINGTON UNIVERSITY - ST. LOUIS

Zsolt Rumy (59)
CHAIRMAN, CEO AND PRESIDENT OF ZOLTEK

AUDIT COMMITTEE:

James W. Betts
Charles A. Dill
John F. McDonnell

COMPENSATION COMMITTEE:

James W. Betts
Charles A. Dill

TECHNOLOGY COMMITTEE:

John L. Kardos
John F. McDonnell

EXECUTIVE OFFICERS:

Zsolt Rumy (59)
CHAIRMAN, CEO AND PRESIDENT

James F. Whalen (47)
CFO AND CORPORATE SECRETARY

KEY MANAGEMENT:

ZOLTEK CARBON FIBERS

Zsolt Rumy (59)
PRESIDENT, ZOLTEK CARBON FIBERS

Paul Walsh (41)
PRESIDENT, ZOLTEK TECHNICAL FIBERS

Timothy McCarthy (42)
VICE PRESIDENT, SALES EUROPE

Phil Johnson (47)
VICE PRESIDENT, SALES USA

Istvan Kinter (39)
VICE PRESIDENT, MANUFACTURING

ZOLTEK INTERMEDIATES

Patrick Walsh (39)
PRESIDENT, ZOLTEK MATERIALS GROUP

Michael Skinner (46)
PRESIDENT, ENTEC COMPOSITE MACHINES

SPECIALTY PRODUCTS

Ilona Tandi (51)
PRESIDENT

Katalin Bacsa (48)
VICE PRESIDENT, FINANCE

CARBON FIBERS MANUFACTURING FACILITIES

11 MISSOURI RESEARCH PARK
ST. CHARLES, MISSOURI 63304
(314) 926-9999 PH
(314) 926-9998 FAX

1221 FULWILER ROAD
ABILENE, TEXAS 79603
(915) 793-9669 PH
(915) 793-9431 FAX

ZOLTEK RT.
NYERGESUJFALU
H-2537, HUNGARY
011-36-33-536-000 PH
011-36-33-536-150 FAX

OTHER FACILITIES

ZOLTEK EUROPE GmbH
HALLBERGMOOSER STR. 5
85445 SCHWAIG GERMANY
011-49-8122-880910 PH
011-49-8122-8809120 FAX

ZOLTEK MATERIALS GROUP
9151 REHCO ROAD
SAN DIEGO, CALIFORNIA 92121
(858) 450-0013 PH
(858) 450-0141 FAX

ENTEC COMPOSITE MACHINES
2975 SOUTH 300 WEST
SALT LAKE CITY, UTAH 84115
(801) 486-8721 PH
(801) 486-4363 FAX

CORPORATE EXECUTIVE OFFICES

ZOLTEK COMPANIES, INC
3101 MCKELVEY ROAD
ST. LOUIS, MISSOURI 63044
(314) 291-5110 PH
(314) 291-8536 FAX
WWW.ZOLTEK.COM

FORM 10-K

SHAREHOLDERS MAY OBTAIN A COPY OF THE FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY DIRECTING A REQUEST TO JAMES F. WHALEN, CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY AT THE COMPANY'S CORPORATE EXECUTIVE OFFICES, 3101 MCKELVEY ROAD, ST. LOUIS, MISSOURI 63044; (314) 291-5110

REGISTRAR AND TRANSFER AGENT

FOR INQUIRIES ABOUT STOCK TRANSFERS OR ADDRESS CHANGES SHAREHOLDERS MAY CONTACT:
UMB BANK, N.A.
928 GRAND AVENUE
KANSAS CITY, MISSOURI
64106 (816) 860-7761

INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS LLP
– ST. LOUIS, MISSOURI

LEGAL COUNSEL

THOMPSON COBURN LLP – ST. LOUIS, MISSOURI

This report and the material incorporated by reference herein contain forward-looking statements which are inherently subject to risks and uncertainties. Cautionary statements should be read as being applicable to all forward-looking statements wherever they appear herein or in the documents incorporated by reference herein. The Company's actual results could differ materially from those anticipated due to a number of factors, including, without limitation, the Company's ability to return to operating on a profitable basis, comply with its obligations under its credit agreements, manage its excess carbon fiber production capacity and inventory levels, continue investing in application and market development, manufacture low-cost carbon fibers and profitably market them at decreasing price points and penetrate existing, identified and emerging markets for carbon fibers, as well as other factors discussed herein and the incorporated material.

ZOLTEK

Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, MO 63044
Ph: 314-291-5110
Fax: 314-291-8536
www.zoltek.com